

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Daniel Neville
Interim Co-Chief Executive Officer and Chief Financial Officer
Ascend Wellness Holdings, Inc.
1411 Broadway, 16th Floor
New York, NY 10018

**Re: Ascend Wellness Holdings, Inc.**
**Registration Statement on Form S-3**
**Filed November 22, 2022**
**File No. 333-268534**

Dear Daniel Neville:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:   James Guttman, Esq.